Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

November 14, 2018

Ms. Jaea Hahn
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 and 811-03651)
Dear Ms. Hahn:
On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on November 7, 2018 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on September 17, 2018 (PEA No. 192) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Touchstone Sands Capital Emerging Markets Growth Fund (the "Fund"). For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

General
1.         Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information will be finalized in the subsequent 485(b) filing.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and Statement of Additional Information that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) under the Securities Act on or about November 16, 2018.

2.     Please carry over any comments from the summary prospectus that are also relevant to the statutory prospectus.
Response: The Trust will make the requested revision, to the extent applicable.
Prospectus

3.     In the first paragraph of "The Fund's Principal Investment Strategies" section, P-notes, LEPOs, and LEPWs are described as both derivative instruments and equity-related securities. Please clarify whether they are derivatives or equity-related securities and be consistent with the description throughout the prospectus.

Response: The Trust will make the requested clarification and revision.

4.     The SEC notes that certain language in the Item 9 disclosure in the "How Does the Fund Implement Its Investment Goals?" section repeats the Item 4 disclosure. In the statutory prospectus, please remove disclosure where it repeats the Item 4 disclosure that appears in the summary section.
Response: The Trust will make the requested revision to the extent that repeated disclosure does not provide context that enhances shareholder understanding.

5.     Please supplementally represent that the Fund has the records necessary to confirm the composite calculation in the “Prior Performance for Similar Accounts Managed by Sands Capital” section of the Prospectus, as required by Rule 204-2(a)(16) under the Investment Advisors Act.
Response:  The sub-advisor has represented to the Trust that it has the records necessary to confirm the composite calculation in the “Prior Performance for Similar Accounts Managed by Sands Capital” section of the Prospectus.

* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz Counsel, Touchstone Funds

cc:	Renee Hardt, Esq.
Deborah B. Eades, Esq.

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